Exhibit 99.1

News Release

Ground-breaking of B2Gold Corp.'s Fekola Project, Mali

Vancouver, November 25, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) ("B2Gold" or the "Company"), is pleased to report that the official ground-breaking of the Fekola Project took place at its Fekola site yesterday.
The event was officiated by Robert Diarra, Chief of Staff of the Ministry of Mines, and well attended by national and regional government representatives as well as community leaders.
Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works construction activities that were completed included:

•	Construction of a new site access road (40 km from the tar road to site) complete with a bridge across a major waterway to allow for year round access;
•	Construction of an on-site airstrip designed to allow personnel to fly directly in and out of the site (materially complete but waiting for final regulatory approvals);
•	Construction of the camp pad and commencement of clearing within the mill footprint;
•	Crushing of aggregate to produce sand and gravel to be used in the concrete batch plant;
•	Construction of the concrete batch plant; and
•	Development of the on-site geotechnical laboratory to be used for compaction and concrete testing.

All of these activities allowed the project to move forward and prepare for work after the rainy season which runs from late June through September. The site has been receiving a steady stream of materials for mine construction which commenced in the fourth quarter of 2015. Activities that are currently scheduled include:

•	Commencing construction of the permanent camp;
•	Commencing excavation of the mill area; and,
•	Commencing clearing of the tailings basin.

Concurrently, with the activities on site, the B2Gold engineering team continues to work with Lycopodium Engineering in Australia to complete detailed design and procure long-lead items. To date, many of the major mill packages have been identified and purchase orders have been issued. This includes SAG and ball mills, thickeners, cyclones, crusher, and tanks.

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. According to the Feasibility Study, the current average annual production for the first seven years is approximately 350,000 ounces per year at an average operating cash cost of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at an average operating cash cost of $552 per ounce. The total pre-production capital costs are estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed. Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $38 million are not included in the total pre-production capital estimate.   Based on current assumptions the Fekola mine is scheduled to commence production in late 2017.

In addition to the Fekola development project, B2Gold has four mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Mali, Nicaragua, Namibia, Philippines, Colombia and Burkina Faso. The Company is projecting to produce between 500,000 and 540,000 ounces of gold in 2015.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean                                                                                                                Shaun Johnson
Vice President, Investor Relations                                                         Investor Relations Associate
604-681-8371                                                                                                                604-681-8371

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including statements regarding anticipated exploration and development activities, completion of construction and the timing and amount of projected production at the Fekola Project, other operational and economic projections, and other anticipated developments on the company's properties.  Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.